                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     Schedule 13D

                      Under the Securities Exchange Act of 1934



                                SCHEID VINEYARDS INC.
                                ---------------------
                                   (Name of Issuer)


                   CLASS A COMMON STOCK, PAR VALUE $0.001 PER SHARE
                   ------------------------------------------------
                            (Title of Class of Securities)


                                     806403 10 1
                                    -------------
                                    (CUSIP Number)

                                   SCOTT D. SCHEID
                          13470 WASHINGTON BLVD., SUITE 300
                           MARINA DEL REY, CALIFORNIA 90292
                                    (310) 301-1555
                                    --------------
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)


                                    JULY 29, 1997
                                    -------------
                         (Date of Event which Requires Filing
                                  of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

    Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

    NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.



                            (Continued on following pages)
                                 (Page 1 of 6 Pages)

CUSIP NO. 806403 10 1                13D                      Page 2 of 6 Pages


  1   NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          SCOTT D. SCHEID
          ###-##-####

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                            (a)/ /    (b)/ /

  3   SEC USE ONLY


  4   SOURCE OF FUNDS*
          OO (See Item 3 of this Filing)

  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                          / /

  6   CITIZENSHIP OR PLACE OF ORGANIZATION
          USA
                  7   SOLE VOTING POWER
     NUMBER                        293,093 (See Item 5 of this Filing)
       OF
     SHARES
                  8   SHARED VOTING POWER
  BENEFICIALLY
                                   NONE
    OWNED BY
   REPORTING
                  9   SOLE DISPOSITIVE POWER
     PERSON
                                   293,093 (See Item 5 of this Filing)
      WITH


                  10  SHARED DISPOSITIVE POWER
                                   NONE

  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
                    293,093 (See Item 5 of this Filing)

  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
      CERTAIN SHARES*
                                                             / /

  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                    12.8% (4.6% OF OUTSTANDING SHARES OF CLASS A
      COMMON STOCK ASSUMING ALL OUTSTANDING SHARES OF CLASS B
      COMMON STOCK ARE CONVERTED INTO SHARES OF CLASS A COMMON
      STOCK) (See Item 5 of this Filing)

  14  TYPE OF REPORTING PERSON*
                    IN

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER.

         This Schedule 13D relates to the Class A common stock, $0.001 par value (the "Class A Common Stock"), of Scheid Vineyards Inc., a Delaware corporation, (the "Company"). The principal executive offices of the Company are located at 13470 Washington Blvd., Suite 300, Marina del Rey, California 90292.

ITEM 2.  IDENTITY AND BACKGROUND.

    (a)  This Schedule 13D is filed by Scott D. Scheid.

    (b) Mr. Scheid's business address is 13470 Washington Blvd., Suite 300, Marina del Rey, California 90292.

    (c) Mr. Scheid is Vice President, Chief Operating Officer and a director of Scheid Vineyards Inc., which is located at 13470 Washington Blvd., Marina del Rey, California 90292.

    (d) During the past five years, Mr. Scheid has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

    (e) During the past five years, Mr. Scheid has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

    (f)  Mr. Scheid is a citizen of the United States of America.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Pursuant to the terms and conditions of an Exchange and Contribution Agreement, dated as of July 29, 1997, by and among the Company, Mr. Scheid and certain other persons, Mr. Scheid exchanged all of his interests in a certain limited partnership and a certain limited liability company for 290,093 shares of Class B common stock, $.001 par value (the "Class B Common Stock"), of the Company. On July 29, 1997, Mr. Scheid subsequently gifted 10,000 shares of Class B Common Stock to his wife. Each share of Class B Common Stock has five votes compared to one vote for each share of Class A Common Stock. The Class B Common Stock is also convertible at the option of the holder thereof for shares of Class A Common Stock on a one-for-one share basis, subject to certain restrictions on transfer.

ITEM 4.  PURPOSE OF TRANSACTION

         Mr. Scheid has no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of
Item 4 of Schedule 13D. The shares of Class A Common Stock which may be deemed beneficially owned by Mr. Scheid were acquired in the exchange transaction described in Item 3 above. Mr. Scheid expects to evaluate on an ongoing basis the Company's financial condition, business, operations and prospects, the market price of the Class A Common Stock, conditions in the securities markets generally, general economic and industry conditions and other factors. Accordingly, Mr. Scheid reserves the right to change his plans and intentions at any time, as he deems appropriate. In particular, Mr. Scheid may purchase additional shares of Class A Common Stock or Class B Common Stock or may sell shares of Class A Common Stock or Class B Common Stock from time to time and as the case may be. Any such transactions may be effected at any time or from time to time, subject to any applicable limitations imposed on the sale of his shares of Class A Common Stock, if any, or Class B Common Stock by the Securities Act of 1933, as amended, the Lock-up Agreement and the Buy-Sell Agreement, as described in Item 6.

ITEM 5 .      INTEREST IN SECURITIES OF THE ISSUER.

    (a) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of Class A Common Stock into which shares of Class B Common Stock may be converted on a one-for-one basis within 60 days of August 7, 1997, are deemed outstanding for computing the percentage of the reporting person holding such shares of Class B Common Stock but are not deemed outstanding for computing the percentage of any other person.

         The approximate aggregate percentage of outstanding shares of Class A Common Stock owned by Mr. Scheid is based on 2,000,000 shares of Class A Common Stock (6,400,000 shares of Class A Common Stock assuming all 4,400,000 issued and outstanding shares of Class B Common Stock are converted into shares of Class A Common Stock) and 293,093 shares of Class B Common Stock, each of which is entitled to five votes per share, beneficially owned by Mr. Scheid as of August 7, 1997. As of August 7, 1997:

         (1) Mr. Scheid beneficially owned 293,093 shares of Class B Common Stock, constituting approximately 12.8% of the voting power of the shares of Class A Common Stock outstanding. Of such shares, 280,093 shares are Class B Common Stock owned by Mr. Scheid, 10,000 shares are owned by Mr. Scheid's wife, and 1,000 shares are owned by Mr. Scheid as co-trustee of each of two trusts benefitting Mr. Scheid's niece and nephew. Mr. Scheid disclaims all pecuniary interest in the 2,000 shares of Class B Common Stock he owns as co-trustee for the benefit of his niece and nephew.

    (b) Mr. Scheid has the sole power to vote or to direct the voting of securities he owns as well as the investment power, including the power to dispose or to direct the disposition of securities he owns, which powers are not shared and may be exercised only by Mr. Scheid; provided, however, that Mr. Scheid shares voting and investment power over 2,000 shares held in trust for the benefit of his niece and nephew with his co-trustee.

    (c) Mr. Scheid has not effected any transactions in the Class A Common Stock other than as described herein during the 60 days prior to August 7, 1997.

    (d)  Not Applicable.

    (e)  Not Applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         TO SECURITIES OF THE ISSUER                               .

         Pursuant to the terms of a Buy-Sell Agreement, dated as of July 29, 1997 (the "Buy-Sell Agreement"), among the Company, Mr. Scheid and certain other holders of Class B Common Stock, no holder of shares of Class B Common Stock may, with limited exceptions, transfer such stock or convert such stock into Class A Common Stock without first offering such stock to the Company and then to certain other parties to the Buy-Sell Agreement. A copy of the Buy-Sell Agreement is attached hereto as Exhibit A and incorporated herein by this reference. The Buy-Sell Agreement applies to a broad range of transfers and dispositions other than transfers to (i) the Company, (ii) any other Class B stockholder, (iii) a current or former spouse or direct lineal descendant of any Class B stockholder including without limitation, adopted persons (if adopted during minority) and persons born out of wedlock, and excluding foster children and stepchildren, (iv) a trust under which all of the beneficiaries are persons described in clauses (ii) or (iii) above, and (v) a corporation, partnership or limited liability company, all of the equity interests of which are owned by persons or entities described in clauses (i), (ii), (iii), and (iv) above or corporations, partnerships and limited liability companies described in clause
(v).

         In addition, in connection with the initial public offering of the Company's Class A Common Stock completed on July 30, 1997, Mr. Scheid entered a lock-up agreement (the "Lock-up Agreement") with Cruttenden Roth Incorporated pursuant to which, among other things, Mr. Scheid agreed not to sell or otherwise dispose of any securities of the Company for one year after July 29, 1997. The Lock-up Agreement exempts transfers and dispositions permitted pursuant to the terms of the Buy-Sell Agreement. A copy of the Lock-up Agreement is attached hereto as Exhibit B and incorporated herein by this reference.

         On July 24, 1997, Mr. Scheid was granted an incentive stock option exercisable for 20,000 shares of Class A Common Stock under the Company's 1997 Stock Option/Stock Issuance Plan. This option vests with respect to 25% of the underlying Class A Common Stock on the first anniversary of the grant date and with respect to the remaining 75% in 36 equal monthly installments over the following 36 months. A copy of Mr. Scheid's Notice of Grant of Stock Option and Stock Option Agreement is attached hereto as Exhibit C.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit A                Buy-Sell Agreement, dated July 29, 1997,
                                  among Scheid Vineyards Inc. and the holders of Class B Common Stock named therein.

         Exhibit B                Lock-Up Agreement, dated July 21, 1997,
                                  between Scott D. Scheid and Cruttenden Roth
                                  Incorporated.

         Exhibit C                Notice of Grant of Stock Option and Stock
                                  Option Agreement, dated July 24, 1997,
                                  between Scott D. Scheid and Scheid Vineyards
                                  Inc.

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


August 8, 1997

                             By:  /s/ Scott D. Scheid
                                  --------------------------------------------
                                  Scott D. Scheid

                                    EXHIBIT INDEX


Exhibit No.   Document Description                         Page No.
-----------   --------------------                         --------

     A        Lock-Up Agreement                              8

     B        Buy-Sell Agreement                             11

     C        Notice of Grant of Stock Option and Stock
              Option Agreement                               24

                                      EXHIBIT A

                                SCHEID VINEYARDS INC.

                                  LOCK-UP AGREEMENT


July 21, 1997

Cruttenden Roth Incorporated
Laidlaw Equities, Inc.
Rodman & Renshaw, Inc.
As Representatives of the Several Underwriters
c/o Cruttenden Roth Incorporated
18301 Von Karman, Suite 100
Irvine, California  92714

Ladies and Gentlemen:

         The undersigned understands that you, as Representatives of the several underwriters (the "Underwriters"), propose to enter into an Underwriting Agreement with Scheid Vineyards Inc. (the "Company") providing for the public offering (the "Public Offering") by the Underwriters, including yourselves, of Class A Common Stock of the Company (the "Common Stock") pursuant to the Company's Registration Statement on Form SB-2, Registration No. 333-27871, filed with the Securities and Exchange Commission on May 28, 1997 (the "Registration Statement").

         In consideration of the Underwriters' agreement to purchase and make the Public Offering of the Common Stock, and for other good and valuable consideration, receipt of which is hereby acknowledged, the undersigned hereby agrees, for a period beginning on the date of the final prospectus included in the Registration Statement and ending on the first anniversary thereof (the "Lock-Up Period"), not to offer to sell, contract to sell or otherwise sell, transfer, dispose of, loan, pledge or grant any rights with respect to or solicit any offer to buy (collectively a "Disposition") any shares of Common Stock, any options or warrants to purchase any shares of Common Stock or any securities convertible into or exchangeable for shares of Common Stock (collectively, "Securities") now owned or hereafter acquired directly by the undersigned or with respect to which the undersigned has or hereafter acquires the power of disposition, otherwise than (i) exercise (on a cash or cashless basis not resulting in any public sale of Class A Common Stock) of options to purchase Class A Common Stock, provided that the shares of Class A Common Stock received (net of any shares delivered to the Company in a traditional cashless exercise thereof) shall be subject to the terms hereof; (ii) as a bona fide gift or gifts or upon death by will or intestacy, provided each transferee thereof agrees to be bound by this Lock-Up Agreement; (iii) as a distribution to limited partners or shareholders or members of the undersigned, provided that the distributees thereof agree in writing to be bound by the terms of this Lock-Up Agreement; (iv) transfers of Class B Common Stock of the Company permitted pursuant to the Buy-Sell Agreement among the holders of the Company's Class B Common Stock (provided such transfers do not result in any public sale or distribution of any Securities and the transferees agree in writing to hold such shares subject to this Lock-Up Agreement); or (v) with the prior written consent of Cruttenden Roth Incorporated. The foregoing restriction is expressly agreed to preclude the holder of the Securities from engaging in any hedging, pledge or other transaction which is designed to or reasonably expected to lead to or result in any Disposition of any Securities during the Lock-Up Period even if such Securities are owned by a person other than the undersigned and/or would be disposed of by someone other than the undersigned. Such prohibited hedging, pledge or other transactions would include, without limitation, any short sale (whether or not against the box), any pledge of shares covering an obligation that matures, or could reasonably be expected to mature, during the Lock-Up Period, or any purchase, sale or grant of any right (including without limitation any put or call option) with respect to any Securities or with respect to any security (other than a broad-based market basket or index) that includes, relates or derives any significant part of its value from Securities.

         Furthermore, the undersigned hereby agrees and consents to the entry of stop transfer instructions with the Company's transfer agent against the transfer of the Securities held by the undersigned except in compliance with this Lock-Up Agreement.

                                  Very truly yours,




                                  /s/ Scott D. Scheid
                                  -------------------
                                  Scott D. Scheid



Accepted as of the ____ day of July, 1997:

Cruttenden Roth Incorporated
Laidlaw Equities, Inc.
Rodman & Renshaw, Inc.
As Representatives of the Several Underwriters

By: Cruttenden Roth Incorporated


By:
   ---------------------------
Title:
     ------------------------

                                      EXHIBIT B

                                  BUY-SELL AGREEMENT



    THIS BUY-SELL AGREEMENT (this "AGREEMENT") is made as of July 29, 1997, by and among SCHEID VINEYARDS INC., a Delaware corporation (the "CORPORATION"), ALFRED G. SCHEID, AS TRUSTEE OF THE ALFRED G. SCHEID REVOCABLE TRUST, DATED OCTOBER 8, 1992 ("AGS"), SCOTT D. SCHEID ("SDS"), HEIDI M. SCHEID ("HMS"),
KURT J. GOLLNICK ("KJG"), EMANTY LIMITED LIABILITY COMPANY, a California limited liability company ("EMANTY"), and the additional stockholders of the Corporation, if any, identified on Exhibit A attached hereto and by this reference incorporated herein (the "ADDITIONAL STOCKHOLDERS" and, together with SDS, HMS, Emanty and KJG the "MINORITY STOCKHOLDERS"). The Minority Stockholders and AGS are collectively referred to herein as the "STOCKHOLDERS."


                                       RECITALS

    WHEREAS, the Stockholders are the holders of all of the outstanding shares (the "SHARES") of Class B Common Stock of the Corporation;

    WHEREAS, AGS, Emily K. Liberty ("EKL") and Tyler P. Scheid ("TPS") are the sole members of Emanty.

    WHEREAS, the Corporation and the Stockholders have determined that it is in the best interests of the Corporation and the Stockholders that the transferability of the Shares of the Minority Stockholders be restricted as provided herein; and

    WHEREAS, the parties hereto (the "PARTIES") have each independently concluded that the method of valuation of the Shares provided in this Agreement is fair and equitable.


                                      AGREEMENT

    NOW, THEREFORE, in consideration of the foregoing recitals and the mutual agreements and covenants contained herein, the Parties agree as follows:

    1. RESTRICTIONS ON TRANSFER. Except as expressly permitted or required by this Agreement, no Minority Stockholder shall, voluntarily or involuntarily (including, without limitation, by operation of law) transfer, sell, exchange, give away, pledge, hypothecate or otherwise dispose of ("TRANSFER") all or any portion of the Shares or any rights therein. Any Transfer or attempted Transfer in violation of the preceding sentence shall be null and void and of no effect whatever. Each Party hereby acknowledges the reasonableness of the restrictions on Transfer imposed by this Agreement in view of the relationship of the Parties. Accordingly, the restrictions on Transfer contained herein shall be specifically enforceable. Each Party hereby further agrees to hold each other Party (and each other Party's successors and assigns) wholly and completely harmless from any cost, liability or damage (including, without limitation, liabilities for income taxes and costs of enforcing this indemnity) incurred by any of such indemnified persons as a result of a Transfer or an attempted Transfer in violation of this Agreement.

    2. INSPECTION OF AGREEMENT. A copy of this Agreement duly executed by each of the Parties shall be delivered to the Corporation, maintained by the Corporation at its principal executive office, and made available for inspection to any person requesting to see it.

    3.   PERMITTED TRANSFERS.

         (a) GENERAL. Subject to the conditions and restrictions set forth in this Section 3, each Minority Stockholder shall have the right to Transfer all or any portion of such Minority Stockholder's Shares by means of a Permitted Transfer.

         (b)  DEFINITION OF PERMITTED TRANSFER AND PERMITTED TRANSFEREES.

                 (i) A "PERMITTED TRANSFER" is any Transfer by any Minority Stockholder of all or any portion of the Shares to a Permitted Transferee, provided that such Transfer otherwise complies with the conditions and restrictions of this Section 3.

                (ii) A "PERMITTED TRANSFEREE" is any of the following persons: (1) the Corporation, (2) any of AGS, SDS, HMS, Emanty, KJG, EKL or TPS, (3) a current spouse, former spouse or direct lineal descendant of any individual named in clause (2) above, including, without limitation, adopted persons (if adopted during minority) and persons born out of wedlock, and excluding foster children and stepchildren, (4) a trust under which all of the beneficiaries are persons described in clauses (2) or (3) above, or (5) a corporation, partnership or limited liability company all of the equity interests of which are owned by the persons or entities specified in clauses
(1), (2), (3) and (4) above or corporations, partnerships or limited liability companies described in this clause (5).

         (c) CONDITION TO PERMITTED TRANSFERS. Each Permitted Transfer must be preceded by a written notice given by the transferring Minority Stockholder to the Corporation, and to each of AGS, SDS and HMS to the extent he or she is not the transferring Minority Stockholder, at least ten (10) business days prior to such Permitted Transfer. Each person or entity (other than the Corporation and AGS) to whom or which Shares (or any right, title or interest therein) are Transferred by means of a Permitted Transfer must, as a condition precedent to the validity of such Transfer, acknowledge in writing to the Corporation that such person or entity is bound by the provisions of this Agreement and the transferred Shares (or any right, title or interest therein) are subject to the covenants and restrictions set forth in this Agreement to the same extent such Shares would be so subject if retained by the transferring Minority Stockholder.

    4. RIGHT OF FIRST REFUSAL. Each Minority Stockholder shall have the right, from time to time, to Transfer or to convert into Class A Common Stock of the Corporation in accordance with the Certificate of Incorporation of the Corporation ("CONVERT"), all or any portion of such Minority Stockholder's Shares, subject to the following rights of the other Parties (the "RIGHT OF FIRST REFUSAL"), pursuant to the following steps:

         (a) SALE OR CONVERSION NOTICE. Such Minority Stockholder (the "SELLING OR CONVERTING STOCKHOLDER") shall give written notice (the "SALE OR CONVERSION NOTICE") to the Corporation, AGS, SDS and HMS of his, her or its intention to Transfer or Convert Shares. The Sale or Conversion Notice shall
(i) identify the proposed transferee, if applicable, (ii) specify the portion of the Shares to be transferred or converted, (iii) if applicable, specify the price and the terms of payment (the "SALE TERMS"), and (iv) if applicable, specify the Purchase Price and Payment Terms described in Section 7 below.

         (b) OPTION TO THE CORPORATION. The Corporation shall have the first option to purchase all or any part of the Shares referred to in the Sale or Conversion Notice at the lesser of (i) the Sale Terms, if applicable, and
(ii) the Purchase Price and upon the Payment Terms. Within five (5) business days after delivery of the Sale or Conversion Notice to the Corporation, the Corporation shall give written notice to AGS, SDS and HMS regarding the portion or all of the Shares to be purchased by the Corporation.

         (c) OPTION TO AGS. If the Corporation does not elect to purchase all of the Shares referred to in the Sale or Conversion Notice, AGS shall have the option to purchase all of the Shares referred to in the Sale or Conversion Notice (other than the Shares to be purchased by the Corporation) at the lesser of (i) the Sale Terms, if applicable, and (ii) the Purchase Price and upon the Payment Terms. Within ten (10) business days after delivery of the Sale or Conversion Notice to AGS, AGS shall give written notice to the Corporation, SDS and HMS regarding the portion or all of the Shares to be purchased by AGS.

         (d) OPTION TO SDS AND HMS. If the Corporation and/or AGS do not elect to purchase all of the Shares referred to in the Sale or Conversion Notice, (i) SDS and HMS (if neither SDS nor HMS is the Selling or Converting Stockholder), jointly and (to the extent that each elects to exercise such option) PRO RATA in proportion to the number of Shares held by each, (ii) SDS (if HMS is the Selling or Converting Stockholder) or (iii) HMS (if SDS is the Selling or Converting Stockholder), shall have the option to purchase all of the Shares referred to in the Sale or Conversion Notice (other than the Shares to be purchased by the Corporation and/or AGS) at the lesser of (A) the Sale Terms, if applicable, and (B) the Purchase Price and upon the Payment Terms. Within fifteen (15) business days after delivery of the Sale of Conversion Notice to SDS and HMS, SDS and/or HMS, as applicable, shall give written notice the Corporation, AGS and SDS or HMS, as applicable, regarding the portion or all of the Shares to be purchased by SDS and/or HMS.

         (e) EXERCISE OF OPTION RIGHTS. If the Corporation, AGS, SDS and/or HMS elect to purchase all of the Shares set forth in the Sale or Conversion Notice, the Corporation, AGS, SDS and/or HMS, as applicable, shall purchase all such Shares at the lesser of (i) the Sale Terms, if applicable, and (ii) the Purchase Price and upon the Payment Terms.

         (f) SALE TO PROPOSED TRANSFEREE. If the Corporation, AGS, SDS and/or HMS do not elect to purchase all of the Shares set forth in the Sale or Conversion Notice, such Shares, but not less than all of such Shares referred to in the Sale or Conversion Notice, (i) in the case of a proposed Transfer may be transferred at any time prior to the thirtieth (30th) business day after the date of the Sale or Conversion Notice to the transferee identified in the Sale Notice on the Sale Terms and (ii) in the case of a proposed conversion may be converted into shares of Class A Common Stock of the Corporation in accordance with the Certificate of

Incorporation of the Corporation at any time prior to the thirtieth (30th) business day after the date of the Sale or Conversion Notice. No Transfer or conversion of the Shares shall be made after the end of such thirty (30) business day period, nor shall any change in the terms and conditions of Transfer or conversion be permitted, without the Selling or Converting Stockholder first giving to the Corporation, AGS, SDS and HMS a new Sale or Conversion Notice in compliance with the requirements of this Section.

         (g) CONVERSION ON DIVORCE OR LEGAL SEPARATION. Notwithstanding the foregoing provisions of this Section 4, if any Minority Stockholder who is an individual should divorce or became legally separated (a "SEPARATING PARTY"), the spouse of such Party (the "SPOUSE") shall, if such Spouse already is a Party, or if such Spouse is not already a Party then, such Separating Party shall cause the Spouse to, promptly give a Sale or Conversion Notice to the Corporation, AGS, SDS and HMS indicating that all of the Shares owned by the Spouse are proposed to be converted into Class A Common Stock of the Corporation and thereby providing the Corporation, AGS, SDS and HMS with the options to purchase such Shares in the manner specified herein. If the Corporation, AGS, SDS and HMS do not elect to purchase all of the Shares set forth in the Spouse's Sale or Conversion Notice, the Spouse shall, if such Spouse already is a Party, or if such Spouse is not already a Party, then the Separating Party shall cause the Spouse to, promptly convert all of the Shares owned by the Spouse into Class A Common Stock of the Corporation in accordance with the Certificate of Incorporation of the Corporation.

    5.   LIMITED SALES TO THIRD PARTIES.  Notwithstanding the provisions of
Section 4, a Minority Stockholder shall have the right to Transfer all or part of such Minority Stockholder's Shares, without compliance with the Right of First Refusal, as follows:

         (a) SALES BY SDS, HMS AND KJG. Each of SDS, HMS and KJG shall be entitled to Transfer to persons other than Permitted Transferees: (i) on or prior to December 31, 1998, an aggregate of 50,000 Shares (the "INITIAL AMOUNT") and (ii) during 1999 and each calendar year thereafter, 40,600 Shares (the "ANNUAL AMOUNT"); provided, however, in the event that such Minority Stockholder Transfers less than the Initial Amount on or prior to December 31, 1998 and/or less than the Annual Amount in 1999 or any calendar year thereafter, then such Minority Stockholder shall be entitled, in 1999 or any subsequent calendar year, to Transfer Shares in an amount up to the Annual Amount for such calendar year PLUS any then unused Initial Amount PLUS any then unused Annual Amounts from prior calendar years.

         (b) SALES BY EMANTY. Emanty shall be entitled to Transfer to persons other than Permitted Transferees: (i) on or prior to December 31, 1998, an aggregate of 100,000 Shares (the "EMANTY INITIAL AMOUNT") and (ii) during 1999 and each calendar year thereafter, 81,200 Shares (the "EMANTY ANNUAL AMOUNT"); provided, however, in the event that Emanty Transfers less than the Emanty Initial Amount on or prior to December 31, 1998 and/or less than the Emanty Annual Amount in 1999 or any calendar year thereafter, then Emanty shall be entitled, in 1999 or any subsequent calendar year, to Transfer Shares in an amount up to the Emanty Annual Amount for such calendar year PLUS any then unused Emanty Initial Amount PLUS any then unused Emanty Annual Amounts from prior calendar years.

         (c)  EFFECT OF TRANSFERS.  All transferees of Shares pursuant to this
Section 5 shall take such Shares free and clear of the covenants and restrictions set forth in this Agreement. Any legend with respect to this Agreement set forth on any certificate evidencing

Shares transferred pursuant to this Section 5 shall be removed upon the consummation of such Transfer.

    6.   OPTION TO PURCHASE UPON CERTAIN EVENTS.

         (a) SALE EVENTS. Upon the occurrence of any of the following events (each a "SALE EVENT"), the Corporation, AGS, SDS and/or HMS shall have the option to purchase all of the Shares of a Minority Stockholder (the "AFFECTED STOCKHOLDER"), at the Purchase Price and upon the Payment Terms, pursuant to the provisions of this Section 6:

                 (i)    the death of the Affected Stockholder;

                (ii) the entry of a judgment awarding all or any part of the Shares of the Affected Stockholder to any person who is not a Party;

               (iii) the filing or recording of any levy or attachment against the Shares of the Affected Stockholder;

                (iv) the occurrence, with respect to the Affected Stockholder, of any of the following: (A) filing a voluntary petition in bankruptcy or for reorganization or for the adoption of an arrangement under the Federal Bankruptcy Code (as now or in the future amended) or an admission seeking the relief therein provided; (B) making a general assignment for the benefit of creditors; (C) consenting to the appointment of a receiver for all or a substantial part of the Affected Stockholder's property; (D) in the case of the filing of an involuntary petition in bankruptcy, an entry of an order for relief; (E) the entry of a court order appointing a receiver or trustee for all or a substantial part of the Affected Stockholder's property without his consent; or (F) the assumption of custody or sequestration by a court of competent jurisdiction of all or substantially all of the Affected Stockholder's property; or

                 (v) in the event that KJG is the Affected Stockholder, the termination of employment of such Affected Stockholder with the Corporation, voluntarily or involuntarily, with or without cause.

         (b) OPTION TO THE CORPORATION. Upon the occurrence of a Sale Event, the Corporation shall have the first option to purchase all of the Shares of the Affected Stockholder. Within five (5) business days after the Sale Event, the Corporation shall give written notice to AGS, SDS and HMS regarding the portion or all of the Shares to be purchased by the Corporation.

         (c) OPTION TO AGS. If the Corporation does not elect to purchase all of the Shares of the Affected Stockholder, AGS shall have the option to purchase all of such Shares (other than the portion of the Shares to be purchased by the Corporation). Within ten (10) business days after the Sale Event, AGS shall give written notice to the Corporation, SDS and HMS regarding the portion or all of the Shares to be purchased by AGS.

         (d) OPTION TO SDS AND HMS. If the Corporation and/or AGS do not elect to purchase all of the Shares of the Affected Stockholder, (i) SDS and HMS (if neither SDS nor HMS is the Affected Stockholder), jointly and (to the extent that each elects to exercise such option) PRO RATA in proportion to the number of Shares held by each, (ii) SDS (if HMS is the Affected Stockholder) or (iii) HMS (if SDS is the Affected Stockholder), shall have the option to purchase all of such Shares (other than the portion of the Shares to be purchased by the Corporation and/or AGS).
Within fifteen (15) business days after the Sale Event, SDS and/or HMS, as applicable, shall give written notice to the Corporation, AGS and SDS or HMS, as applicable, regarding the portion or all of the Shares to be purchased by SDS and/or HMS.

         (e) EXERCISE OF OPTION. If the Corporation, AGS, SDS and/or HMS elect to purchase all of the Shares of the Affected Stockholder pursuant to this
Section 6, the Corporation, AGS, SDS and/or HMS, as applicable, shall purchase all of such Shares at the Purchase Price and upon the Payment Terms.

         (f) EFFECT OF FAILURE TO EXERCISE OPTION. If the Corporation, AGS, SDS and/or HMS do not elect to purchase all of the Shares of the Affected Stockholder following a Sale Event, no portion of the Shares shall be transferred pursuant to this Section 6 on account of such Sale Event.

    7.   PURCHASE PRICE AND PAYMENT TERMS.

         (a)  PURCHASE PRICE.  "PURCHASE PRICE" means:

              (i) if the Selling or Converting Stockholder or the Affected Stockholder is a Minority Stockholder other than KJG under the circumstances described in clause (ii) below, a price per Share equal to the weighted average trading price of a share of the Class A Common Stock of the Corporation over the twenty (20) trading days on which such shares were actually traded immediately preceding the date of the Sale Notice or the Sale Event, as applicable (the "AVERAGE TRADING PRICE"); or

              (ii) if KJG is the Affected Stockholder and the Sale Event is the termination of KJG's employment with the Corporation, (A) if such termination is a "Voluntary Termination" as such term is defined in Section 7(a)(iv) of the Employment Agreement between the Corporation and KJG (the "EMPLOYMENT AGREEMENT") which occurs prior to July 29, 2004, or is for "Cause" as such term is defined in Section 7(a)(v) of the Employment Agreement regardless of when such termination for Cause occurs, a price per Share equal to the price per Share paid by KJG for such Shares and (B) if such termination occurs for a reason or under circumstances other than as described in subparagraph (A) above, a price per share equal to the Average Trading Price.

         (b) PAYMENT TERMS. The payment of the Purchase Price shall be made on the following terms (the "PAYMENT TERMS"): (i) if the Purchase Price for the Shares is $100,000 or less, the Purchase Price shall be paid in one lump sum within seven (7) business days after the Sale Event or the Sale or Conversion Notice, as applicable; and (ii) if the Purchase Price for the Shares is more than $100,000, the Purchase Price shall be paid, at the option of the Corporation, AGS, SDS and/or HMS, as applicable (x) in one lump sum within three
(3) months after the Sale Event or the Sale or Conversion Notice, as applicable; or (y) by payment of not less than fifty percent (50%) of the Purchase Price (the "DOWN PAYMENT") within three (3) months after the Sale Event or the Sale or Conversion Notice, as applicable, and delivery of a promissory note evidencing the balance of the Purchase Price, such promissory note to bear interest at the prime rate in effect on the date of the Down Payment, to be payable in full one (1) year after the date of the Down Payment and to be secured by the Shares being purchased.

    8. RESTRICTIVE LEGENDS. The stock certificates for the Shares shall be endorsed with the following restrictive legends:

            (1) "The shares represented by this certificate have not been registered under the Securities Act of 1933. The shares may not be sold or offered for sale in the absence of (a) an effective registration statement for the shares under such Act, (b) a 'no action' letter of the Securities and Exchange Commission with respect to such sale or offer or (c) satisfactory assurances to the Corporation that registration under such Act is not required with respect to such sale or offer."

            (2) "The shares represented by this certificate are subject to certain rights to purchase and rights of first refusal granted to the Corporation and certain stockholders of the Corporation and accordingly may not be sold, assigned, transferred, encumbered, or in any manner disposed of except in conformity with the terms of a certain agreement between the Corporation, the registered holder of the shares (or the predecessor in interest to the shares) and certain other persons. A copy of such agreement is maintained at the Corporation's principal corporate offices."

    9. TERMINATION OF AGREEMENT. This Agreement shall terminate upon the occurrence of any one of the following events:

         (a)  The written agreement of the Parties to that effect; or

         (b)  The dissolution of the Corporation.

    10. ALTERATIONS OR AMENDMENTS. This Agreement may be altered or amended in whole or in part at any time, by filing with this Agreement a written instrument setting forth the changes signed by each of the Parties.

    11. NOTICES. Any and all notices or other communications required or permitted by this Agreement or by law to be served on, given to, or delivered to any Party by any other Party shall be in writing and shall be deemed duly served, given, or delivered when personally delivered to the Party or to an officer of the Party, or in lieu of such personal delivery, on the third day after deposit in the United States Mail, registered or certified, return receipt requested, addressed to a Party at the address set forth below such Party's name on the signature pages hereof, or such other address as shall have been provided to the Parties in accordance with the provisions of this Section.

    12. SUCCESSORS AND ASSIGNS. This Agreement shall be binding upon and inure to the benefit of the Parties and, except as restricted above with regard to Transfers, each of their heirs, executors, administrators, successors and assigns.

    13. SEVERABILITY. Should any provisions or portion of this Agreement be held unenforceable and invalid for any reason, the remaining provisions and portions of this Agreement shall continue in full force and effect.

    14. GOVERNING LAW. This Agreement shall be construed in accordance with, and governed by, the laws of the State of California.

    15. ENFORCEMENT. In the event of any breach of any covenant in, or any other default under, this Agreement, any Party may proceed to protect and enforce his, her or its rights by suit in equity or action at law, whether for the specific performance of any term contained in this Agreement or for an injunction against the breach of any such term or in aid of the exercise of any power granted in this Agreement, or to enforce any other legal or equitable right of such Party, or to take any one or more of such actions. In the event a Party brings such an action against another Party, the prevailing party in such dispute shall be entitled to recover from the losing party all fees, costs and expenses of enforcing any right of such prevailing party under or with respect to this Agreement, including without limitation such reasonable fees and expenses of attorneys and accountants. None of the rights, powers or remedies conferred upon any Party shall be mutually exclusive, and each such right, power or remedy shall be cumulative and in addition to every other right, power or remedy, whether conferred hereby or now or hereafter available at law, in equity, by statute or otherwise. Except as expressly provided in this Agreement, no course of dealing between or among the Parties and no delay in exercising any such right, power or remedy conferred hereby or now or hereafter existing at law, in equity, by statute or otherwise, shall operate as a waiver of, or otherwise prejudice, any such right, power or remedy.

    16. ENTIRE AGREEMENT. This Agreement constitutes the entire agreement of the parties hereto respecting the transferability of the Shares and correctly sets forth the rights, duties, and obligations of each to the other in relation thereto as of its date. Any prior agreements, promises, negotiations, or representations concerning its subject matter not expressly set forth or referenced in this Agreement are of no force or effect.

    IN WITNESS WHEREOF, the Parties have executed this Agreement as of the day and year first above set forth.

                        SCHEID VINEYARDS INC., a Delaware
                        corporation


                        By   /s/ Alfred G. Scheid
                             --------------------
                             Name:          Alfred G. Scheid
                             Title:         Chief Executive Officer

                        Address:  13470 Washington Boulevard
                                  Suite 300
                                  Marina del Rey, California 90292



                        /s/ Alfred G. Scheid
                        --------------------
                        ALFRED G. SCHEID, AS TRUSTEE OF THE ALFRED G. SCHEID REVOCABLE TRUST, DATED OCTOBER 8, 1992

                        Address:  13470 Washington Boulevard
                                  Suite 300
                                  Marina del Rey, California 90292



                        /s/ Scott D. Scheid
                        -------------------
                        SCOTT D. SCHEID

                        Address:  13470 Washington Boulevard
                                  Suite 300
                                  Marina del Rey, California 90292


                        /s/ Heidi M. Scheid
                        -------------------
                        HEIDI M. SCHEID

                        Address:  13470 Washington Boulevard
                                  Suite 300
                                  Marina del Rey, California 90292

                        EMANTY LIMITED LIABILITY COMPANY,
                        a California limited liability company


                        By:  /s/ Alfred G. Scheid
                             --------------------
                             Name:     Alfred G. Scheid, as Trustee of the
                                       Alfred G. Scheid Revocable Trust, Dated
                                       October 8, 1992
                             Title:    Managing Member

                             Address:  13470 Washington Boulevard
                                       Suite 300
                                       Marina del Rey, California 90292


                        /s/ Kurt J. Gollnick
                        --------------------
                        KURT J. GOLLNICK

                        Address:  29 Paseo Hermosa
                                  Salinas, California 93908


AGREED AND ACKNOWLEDGED:



/s/ Shirley Gladden Scheid
--------------------------
SHIRLEY GLADDEN SCHEID, AS
TRUSTEE UNDER DECLARATION OF
TRUST, DATED MARCH 12, 1997



/s/ Joyce C. Perry
------------------
JOYCE C. PERRY

/s/ Arthur R. Liberty
---------------------
ARTHUR R. LIBERTY



/s/ Peter J. Pugnale
--------------------
PETER J. PUGNALE



/s/ Nancy B. Scheid
-------------------
NANCY B. SCHEID



/s/ Heidi M. Scheid
-------------------
HEIDI M. SCHEID, AS
TRUSTEE OF THE SIENA C. PUGNALE
TRUST, DATED APRIL 4, 1993



/s/ Scott D. Scheid
-------------------
SCOTT D. SCHEID, AS
TRUSTEE OF THE SIENA C. PUGNALE
TRUST, DATED APRIL 4, 1993



/s/ Heidi M. Scheid
-------------------
HEIDI M. SCHEID, AS
TRUSTEE OF THE COOPER J. PUGNALE
TRUST, DATED MAY 16, 1995



/s/ Scott D. Scheid
-------------------
SCOTT D. SCHEID, AS
TRUSTEE OF THE COOPER J. PUGNALE
TRUST, DATED MAY 16, 1995

                                      EXHIBIT A

                               ADDITIONAL STOCKHOLDERS



Shirley Gladden Scheid, as Trustee under Declaration of Trust, dated March 12, 1997.

Joyce C. Scheid

Arthur R. Liberty

Peter J. Pugnale


Nancy B. Scheid

Heidi M. Scheid and Scott D. Scheid, Trustees of the Siena C. Pugnale Trust, dated April 4, 1993.

Heidi M. Scheid and Scott D. Scheid, Trustees of the Cooper J. Pugnale Trust, dated May 16, 1995.

                                      EXHIBIT C

                                SCHEID VINEYARDS INC.
                           NOTICE OF GRANT OF STOCK OPTION

         Notice is hereby given of the following option grant (the "Option") to purchase shares of the Class A Common Stock of Scheid Vineyards Inc. (the "Corporation"):

         OPTIONEE:  Scott D. Scheid
         GRANT DATE:  July 24, 1997
         VESTING COMMENCEMENT DATE: July 24, 1997
         EXERCISE PRICE:  $10.00 per share
         NUMBER OF OPTION SHARES: 20,000     shares
         EXPIRATION DATE:  July 23, 2007
         TYPE OF OPTION:     Incentive Stock Option
         EXERCISE SCHEDULE: The Option shall become exercisable with respect to twenty five percent (25%) of the Option Shares upon Optionee's completion of one (1) year of Service measured from the Vesting Commencement Date and shall become exercisable for the balance of the Option Shares in thirty-six (36) successive equal monthly installments upon Optionee's completion of each additional month of Service over the thirty-six (36) month period measured from the first anniversary of the Vesting Commencement Date. In no event shall the Option become exercisable for any additional Option Shares after Optionee's cessation of Service.

         Optionee understands and agrees that the Option is granted subject to and in accordance with the terms of the Scheid Vineyards Inc. 1997 Stock Option/Stock Issuance Plan (the "Plan"). Optionee further agrees to be bound by the terms of the Plan and the terms of the Option as set forth in the Stock Option Agreement attached hereto as Exhibit A. A copy of the Plan is available upon request made to the Corporate Secretary at the Corporation's principal offices.

         NO EMPLOYMENT OR SERVICE CONTRACT. Nothing in this Notice or in the attached Stock Option Agreement or Plan shall confer upon Optionee any right to continue in Service for any period of specific duration or interfere with or otherwise restrict in any way the rights of the Corporation (or any Parent or Subsidiary employing or retaining Optionee) or of Optionee, which rights are hereby expressly reserved by each, to terminate Optionee's Service at any time for any reason, with or without cause.

         DEFINITIONS. All capitalized terms in this Notice shall have the meaning assigned to them in this Notice or in the attached Stock Option Agreement.

DATED: JULY 24, 1997


                             SCHEID VINEYARDS INC.

                             By:
                                --------------------------------

                             Title:
                                   -----------------------------


                                  /s/ Scott D. Scheid
                                  -------------------
                                  SCOTT D. SCHEID, OPTIONEE

                             Address:  13470 Washington Blvd., Suite 300
                                       Marina del Rey, CA 90292

ATTACHMENTS:
EXHIBIT A - STOCK OPTION AGREEMENT

                                      EXHIBIT A

                                STOCK OPTION AGREEMENT

                                SCHEID VINEYARDS INC.
                                STOCK OPTION AGREEMENT



RECITALS

         A. The Board has adopted the Plan for the purpose of retaining the services of selected Employees, non-employee members of the Board or the board of directors of any Parent or Subsidiary and consultants and other independent advisors in the service of the Corporation (or any Parent or Subsidiary).

         B. Optionee is to render valuable services to the Corporation (or a Parent or Subsidiary), and this Agreement is executed pursuant to, and is intended to carry out the purposes of, the Plan in connection with the Corporation's grant of an option to Optionee.

         C. All capitalized terms in this Agreement shall have the meaning assigned to them in the attached Appendix.

         NOW, THEREFORE, it is hereby agreed as follows:

         1. GRANT OF OPTION. The Corporation hereby grants to Optionee, as of the Grant Date, an option to purchase up to the number of Option Shares specified in the Grant Notice. The Option Shares shall be purchasable from time to time during the option term specified in Paragraph 2 at the Exercise Price.

         2. OPTION TERM. This option shall have a term of ten (10) years measured from the Grant Date and shall accordingly expire at the close of business on the Expiration Date, unless sooner terminated in accordance with Paragraph 5 or 6.

         3. LIMITED TRANSFERABILITY. This option shall be neither transferable nor assignable by Optionee other than by will or by the laws of descent and distribution following Optionee's death and may be exercised, during Optionee's lifetime, only by Optionee. However, if this option is designated a Non-Statutory Option in the Grant Notice, then this option may, in connection with the Optionee's estate plan, be assigned in whole or in part during Optionee's lifetime to one or more members of the Optionee's immediate family or to a trust established for the exclusive benefit of one or more such family members. The assigned portion shall be exercisable only by the person or persons who acquire a proprietary interest in the option pursuant to such assignment. The terms applicable to the assigned portion shall be the same as those in effect for this option immediately prior to such assignment and shall be set forth in such documents issued to the assignee as the Plan Administrator may deem appropriate.

         4. DATES OF EXERCISE. This option shall become exercisable for the Option Shares in one or more installments as specified in the Grant Notice. As the option becomes exercisable for such installments, those installments shall accumulate and the option shall remain exercisable for the accumulated installments until the Expiration Date or sooner termination of the option term under Paragraph 5 or 6.

         5. CESSATION OF SERVICE. The option term specified in Paragraph 2 shall terminate (and this option shall cease to be outstanding) prior to the Expiration Date should any of the following provisions become applicable:

              (a) Should Optionee cease to remain in Service for any reason (other than death, Permanent Disability or Misconduct) while this option is outstanding, then Optionee shall have a period of three (3) months (commencing with the date of such cessation of Service) during which to exercise this option, but in no event shall this option be exercisable at any time after the Expiration Date.

              (b) Should Optionee die while this option is outstanding, then the personal representative of Optionee's estate or the person or persons to whom the option is transferred pursuant to Optionee's will or in accordance with the laws of inheritance shall have the right to exercise this option. Such right shall lapse, and this option shall cease to be outstanding, upon the EARLIER of (i) the expiration of the twelve (12)-month period measured from the date of Optionee's death or (ii) the Expiration Date.

              (c) Should Optionee cease Service by reason of Permanent Disability while this option is outstanding, then Optionee shall have a period of twelve (12) months (commencing with the date of such cessation of Service) during which to exercise this option. In no event shall this option be exercisable at any time after the Expiration Date.
              (d) During the limited period of post-Service exercisability, this option may not be exercised in the aggregate for more than the number of vested Option Shares for which the option is exercisable at the time of Optionee's cessation of Service. Upon the expiration of such limited exercise period or (if earlier) upon the Expiration Date, this option shall terminate and cease to be outstanding for any vested Option Shares for which the option has not been exercised. However, this option shall, immediately upon Optionee's cessation of Service for any reason, terminate and cease to be outstanding with respect to any Option Shares in which Optionee is not otherwise at that time vested or for which this option is not otherwise at that time exercisable.

              (e) Should Optionee's Service be terminated for Misconduct, then this option shall terminate immediately and cease to remain outstanding.

         6.   SPECIAL ACCELERATION OF OPTION.

              (a) In the event of any Corporate Transaction, the Option Shares at the time subject to this option but not otherwise fully exercisable shall automatically accelerate so that this option shall, immediately prior to the effective date of the Corporate Transaction, become exercisable for all of the Option Shares at the time subject to this option and may be exercised for any or all of those Option Shares as fully-vested shares of Class A Common Stock. No such acceleration of this option shall occur, however, if and to extent: (i) this option is, in connection with the Corporate Transaction, either to be assumed by the successor corporation (or parent thereof) or to be replaced with a comparable option to purchase shares of the capital stock of the successor corporation (or parent thereof) or (ii) this option is to be replaced with a cash incentive program of the successor corporation which preserves the spread existing on the unvested Option Shares at the time of the Corporate Transaction (the excess of the Fair Market Value of those Option Shares over the aggregate Exercise Price payable for such shares) and provides for subsequent payout in accordance with the same option exercise/vesting schedule as set forth in the Grant Notice. The determination of option comparability under clause (i) shall be made by the Plan Administrator, and such determination shall be final, binding and conclusive.

              (b) Immediately following the Corporate Transaction, this option shall terminate and cease to be outstanding, except to the extent assumed by the successor corporation (or parent thereof) in connection with the Corporate Transaction.

              (c) If this option is assumed in connection with a Corporate Transaction, then this option shall be appropriately adjusted, immediately after such Corporate Transaction, to apply to the number and class of securities which would have been issuable to Optionee in consummation of such Corporate Transaction had the option been exercised immediately prior to such Corporate Transaction, and appropriate adjustments shall also be made to the Exercise Price, PROVIDED the aggregate Exercise Price shall remain the same.

              (e) This Agreement shall not in any way affect the right of the Corporation to adjust, reclassify, reorganize or otherwise change its capital or business structure or to merge, consolidate, dissolve, liquidate or sell or transfer all or any part of its business or assets.

         7. ADJUSTMENT IN OPTION SHARES. Should any change be made to the Class A Common Stock by reason of any stock split, stock dividend, recapitalization, combination of shares, exchange of shares or other change affecting the outstanding Class A Common Stock as a class without the Corporation's receipt of consideration, appropriate adjustments shall be made to
(i) the total number and/or class of securities subject to this option and (ii) the Exercise Price in order to reflect such change and thereby preclude a dilution or enlargement of benefits hereunder.

         8. STOCKHOLDER RIGHTS. The holder of this option shall not have any stockholder rights with respect to the Option Shares until such person shall have exercised the option, paid the Exercise Price and become a holder of record of the purchased shares.

         9.   MANNER OF EXERCISING OPTION.

              (a) In order to exercise this option with respect to all or any part of the Option Shares for which this option is at the time exercisable, Optionee (or any other person or persons exercising the option) must take the following actions:

                      (i) Execute and deliver to the Corporation a Notice of Exercise for the Option Shares for which the option is exercised.

                     (ii) Pay the aggregate Exercise Price for the purchased shares in one or more of the following forms:

                        (A)  cash or check made payable to the
         Corporation;

                        (B) a promissory note payable to the Corporation, but only to the extent authorized by the Plan Administrator in accordance with Paragraph 13;

                        (C)  shares of Class A Common Stock held by
         Optionee (or any other person or persons exercising the option) for the requisite period necessary to avoid a charge to the Corporation's earnings for financial reporting purposes and valued at Fair Market Value on the Exercise Date; or

                        (D) to the extent the option is exercised for vested Option Shares, through a special sale and remittance procedure pursuant to which Optionee (or any other person or persons exercising the option) shall concurrently provide irrevocable instructions (I) to a Corporation-designated brokerage firm to effect the immediate sale of the purchased shares and remit to the Corporation, out of the sale proceeds available on the settlement date, sufficient funds to cover the aggregate Exercise Price payable for the purchased shares plus all applicable Federal, state and local income and employment taxes required to be withheld by the Corporation by reason of such exercise and (II) to the

         Corporation to deliver the certificates for the purchased shares directly to such brokerage firm in order to complete the sale.

              Except to the extent the sale and remittance procedure is utilized in connection with the option exercise, payment of the Exercise Price must accompany the Notice of Exercise delivered to the Corporation in connection with the option exercise.

                    (iii) Furnish to the Corporation appropriate documentation that the person or persons exercising the option (if other than Optionee) have the right to exercise this option.

                     (iv) Make appropriate arrangements with the Corporation (or Parent or Subsidiary employing or retaining Optionee) for the satisfaction of all Federal, state and local income and employment tax withholding requirements applicable to the option exercise.

              (b) As soon as practical after the Exercise Date, the Corporation shall issue to or on behalf of Optionee (or any other person or persons exercising this option) a certificate for the purchased Option Shares, with the appropriate legends affixed thereto.

              (c) In no event may this option be exercised for any fractional shares.

         10.  COMPLIANCE WITH LAWS AND REGULATIONS.

              (a) The exercise of this option and the issuance of the Option Shares upon such exercise shall be subject to compliance by the Corporation and Optionee with all applicable requirements of law relating thereto and with all applicable regulations of any stock exchange (or the Nasdaq National Market, if applicable) on which the Class A Common Stock may be listed for trading at the time of such exercise and issuance.

              (b) The inability of the Corporation to obtain approval from any regulatory body having authority deemed by the Corporation to be necessary to the lawful issuance and sale of any Class A Common Stock pursuant to this option shall relieve the Corporation of any liability with respect to the non-issuance or sale of the Class A Common Stock as to which such approval shall not have been obtained. The Corporation, however, shall use its best efforts to obtain all such approvals.

         11. SUCCESSORS AND ASSIGNS. Except to the extent otherwise provided in Paragraphs 3 and 6, the provisions of this Agreement shall inure to the benefit of, and be binding upon, the Corporation and its successors and assigns and Optionee, Optionee's assigns and the legal representatives, heirs and legatees of Optionee's estate.

         12. NOTICES. Any notice required to be given or delivered to the Corporation under the terms of this Agreement shall be in writing and addressed to the Corporation at its principal corporate offices. Any notice required to be given or delivered to Optionee shall be in writing and addressed to Optionee at the address indicated below Optionee's signature line on the Grant Notice. All notices shall be deemed effective upon personal delivery or upon deposit in the U.S. mail, postage prepaid and properly addressed to the party to be notified.

         13. FINANCING. The Plan Administrator may, in its absolute discretion and without any obligation to do so, permit Optionee to pay the Exercise Price for the purchased Option Shares by delivering a full-recourse promissory note payable to the Corporation. The terms of any such promissory note (including the interest rate, the requirements for collateral and the terms of repayment) shall be established by the Plan Administrator in its sole discretion.

         14. CONSTRUCTION. This Agreement and the option evidenced hereby are made and granted pursuant to the Plan and are in all respects limited by and subject to the terms of the Plan. All decisions of the Plan Administrator with respect to any question or issue arising under the Plan or this Agreement shall be conclusive and binding on all persons having an interest in this option.

         15. GOVERNING LAW. The interpretation, performance and enforcement of this Agreement shall be governed by the laws of the State of California without resort to that State's conflict-of-laws rules.

         16. EXCESS SHARES. If the Option Shares covered by this Agreement exceed, as of the Grant Date, the number of shares of Class A Common Stock which may be issued under the Plan as last approved by the stockholders, then this option shall be void with respect to those excess shares, unless stockholder approval of an amendment sufficiently increasing the number of shares of Class A Common Stock issuable under the Plan is obtained in accordance with the provisions of the Plan.

         17. ADDITIONAL TERMS APPLICABLE TO AN INCENTIVE OPTION. In the event this option is designated an Incentive Option in the Grant Notice, the following terms and conditions shall also apply to the grant:

              - This option shall cease to qualify for favorable tax treatment as an Incentive Option if (and to the extent) this option is exercised for one or more Option Shares: (A) more than three (3) months after the date Optionee ceases to be an Employee for any reason other than death or Permanent Disability or (B) more than twelve (12) months after the date Optionee ceases to be an Employee by reason of Permanent Disability.

              - No installment under this option shall qualify for favorable tax treatment as an Incentive Option if (and to the extent) the aggregate Fair Market Value (determined at the Grant Date) of the Class A Common Stock for which such installment first becomes exercisable hereunder would, when added to the aggregate value
    (determined as of the respective date or dates of grant) of the Class
    A Common Stock or other securities for which this option or any other Incentive Options granted to Optionee prior to the Grant Date (whether under the Plan or any other option plan of the Corporation or any Parent or Subsidiary) first become exercisable during the same calendar year, exceed One Hundred Thousand Dollars ($100,000) in the aggregate. Should such One Hundred Thousand Dollar ($100,000) limitation be exceeded in any calendar year, this option shall nevertheless become exercisable for the excess shares in such calendar year as a Non-Statutory Option.

              - Should the exercisability of this option be accelerated upon a Corporate Transaction, then this option shall qualify for favorable tax treatment as an Incentive Option only to the extent the aggregate Fair Market Value (determined at the Grant Date) of the Class A Common Stock for which this option first becomes exercisable in the calendar year in which the Corporate Transaction occurs does not, when added to the aggregate value (determined as of the respective date or dates of grant) of the Class A Common Stock or other securities for which this option or one or more other Incentive Options granted to Optionee prior to the Grant Date (whether under the Plan or any other option plan of the Corporation or any Parent or Subsidiary) first become exercisable during the same calendar year, exceed One Hundred Thousand Dollars ($100,000) in the aggregate. Should the applicable One Hundred Thousand Dollar ($100,000) limitation be exceeded in the calendar year of such Corporate Transaction, the option may nevertheless be exercised for the excess shares in such calendar year as a Non-Statutory Option.

              - Should Optionee hold, in addition to this option, one or more other options to purchase Class A Common Stock which become exercisable for the first time in the same calendar year as this option, then the foregoing limitations on the exercisability of such options as Incentive Options shall be applied on the basis of the order in which such options are granted.

         18. LEAVE OF ABSENCE. The following provisions shall apply upon the Optionee's commencement of an authorized leave of absence:

              (a) The exercise schedule in effect under the Grant Notice shall be frozen as of the first day of the authorized leave, and this option shall not become exercisable for any additional installments of the Option Shares during the period Optionee remains on such leave.

              (b) Should Optionee resume active Employee status within sixty (60) days after the start date of the authorized leave, Optionee shall, for purposes of the exercise schedule set forth in the Grant Notice, receive Service credit for the entire period of such leave.
    If Optionee does not resume active Employee status within such sixty
    (60)-day period, then no Service credit shall be given for the period of such leave.

              (c) If the option is designated as an Incentive Option in the Grant Notice, then the following additional provision shall apply:

                   - If the leave of absence continues for more than three (3) months, then this option shall automatically convert to a Non-Statutory Option under the Federal tax laws at the end of such three (3)-month period, unless the Optionee's reemployment rights are guaranteed by statute or by written agreement.
         Following any such conversion of the
         option, all subsequent exercises of such option, whether effected before or after Optionee's return to active Employee status, shall result in an immediate taxable event, and the Corporation shall be required to collect from Optionee the Federal, state and local income and employment withholding taxes applicable to such exercise.

              (d) In no event shall this option become exercisable for any additional Option Shares or otherwise remain outstanding if Optionee does not resume Employee status prior to the Expiration Date of the option term.

                                      EXHIBIT I
                                  NOTICE OF EXERCISE


         I hereby notify Scheid Vineyards Inc. (the "Corporation") that I elect to purchase ______ shares of the Corporation's Class A Common Stock (the "Purchased Shares") at the option exercise price of $10.00 per share (the "Exercise Price") pursuant to that certain option (the "Option") granted to me under the Corporation's 1997 Stock Option/Stock Issuance Plan on July 24, 1997.

         Concurrently with the delivery of this Exercise Notice to the Corporation, I shall hereby pay to the Corporation the Exercise Price for the Purchased Shares in accordance with the provisions of my agreement with the Corporation (or other documents) evidencing the Option and shall deliver whatever additional documents may be required by such agreement as a condition for exercise. Alternatively, I may utilize the special broker-dealer sale and remittance procedure specified in my agreement to effect payment of the Exercise Price.


_____________

                                       ---------------------------------------
                                       Scott D. Scheid, Optionee

                                       13470 Washington Blvd., Suite 300
                                       Marina del Rey, CA  90292


Print name in exact manner
it is to appear on the
stock certificate:                     Scott D. Scheid

Address to which certificate
is to be sent, if different
from address above:
                                       ---------------------------------------

                                       ---------------------------------------



Social Security Number:

Employee Number:
                                       ---------------------------------------

                                       APPENDIX

         The following definitions shall be in effect under the Agreement:


    A.   AGREEMENT shall mean this Stock Option Agreement.

    B.   BOARD shall mean the Corporation's Board of Directors.

    C. CLASS A COMMON STOCK shall mean shares of the Corporation's Class A Common Stock, which shall be registered under Section 12(g) of the 1934 Act and shall have the right to one (1) vote per share on all matters subject to stockholder approval.

    D.   CODE shall mean the Internal Revenue Code of 1986, as amended.

    E. CORPORATE TRANSACTION shall mean either of the following stockholder-approved transactions to which (i) the Corporation is a party while the Parent of the Named Subsidiary or (ii) the Named Subsidiary is a party:

            (i) a merger or consolidation in which securities possessing more than fifty percent (50%) of the total combined voting power of the outstanding securities of the Corporation or the Named Subsidiary (as the case may be) are transferred to a person or persons different from the person or persons holding those securities immediately prior to such transaction, or

           (ii) the sale, transfer or other disposition of all or substantially all of the assets of the Corporation or the Named Subsidiary (as the case may be) in complete liquidation or dissolution of the Corporation or the Named Subsidiary.


    F.   CORPORATION shall mean Scheid Vineyards Inc., a Delaware corporation.

    G. EMPLOYEE shall mean an individual who is in the employ of the Corporation (or any Parent or Subsidiary), subject to the control and direction of the employer entity as to both the work to be performed and the manner and method of performance.

    H. EXERCISE DATE shall mean the date on which the option shall have been exercised in accordance with Paragraph 9 of the Agreement.

    I. EXERCISE PRICE shall mean the exercise price payable per Option Share as specified in the Grant Notice.

    J. EXPIRATION DATE shall mean the date on which the option expires as specified in the Grant Notice.

    K. FAIR MARKET VALUE per share of Class A Common Stock on any relevant date shall be determined in accordance with the following provisions:

            (i) If the Class A Common Stock is at the time traded on the Nasdaq National Market, then the Fair Market Value shall be the closing selling price per share of Class A Common Stock on the date in question, as the price is reported by the National Association of Securities Dealers on the Nasdaq National Market. If there is no closing selling price for the Class A Common Stock on the date in question, then the Fair Market Value shall be the closing selling price on the last preceding date for which such quotation exists.

           (ii) If the Class A Common Stock is at the time listed on any Stock Exchange, then the Fair Market Value shall be the closing selling price per share of Class A Common Stock on the date in question on the Stock Exchange determined by the Plan Administrator to be the primary market for the Class A Common Stock, as such price is officially quoted in the composite tape of transactions on such exchange. If there is no closing selling price for the Class A Common Stock on the date in question, then the Fair Market Value shall be the closing selling price on the last preceding date for which such quotation exists.

    L. GRANT DATE shall mean the date of grant of the option as specified in the Grant Notice.

    M. GRANT NOTICE shall mean the Notice of Grant of Stock Option accompanying the Agreement, pursuant to which Optionee has been informed of the basic terms of the option evidenced hereby.

    N. INCENTIVE OPTION shall mean an option which satisfies the requirements of Code Section 422.

    O. MISCONDUCT shall mean the commission of any act of fraud, embezzlement or dishonesty by Optionee, any unauthorized use or disclosure by Optionee of confidential information or trade secrets of the Corporation (or any Parent or Subsidiary), or any other intentional misconduct by Optionee adversely affecting the business or affairs of the Corporation (or any Parent or Subsidiary) in a material manner. The foregoing definition shall not be deemed to be inclusive of all the acts or omissions which the Corporation (or any Parent or Subsidiary) may consider as grounds for the dismissal or discharge of Optionee or any other person in the Service of the Corporation (or any Parent or Subsidiary).

    P. NAMED SUBSIDIARY shall mean Scheid Vineyards California Inc., a California corporation and a Subsidiary of the Corporation, and any successor corporation to all or substantially all of the assets or voting stock of Scheid Vineyards California Inc.

    Q. NON-STATUTORY OPTION shall mean an option not intended to satisfy the requirements of Code Section 422.

    R. NOTICE OF EXERCISE shall mean the notice of exercise in the form attached hereto as Exhibit I.

    S. OPTION SHARES shall mean the number of shares of Class A Common Stock subject to the option.

    T. OPTIONEE shall mean the person to whom the option is granted as specified in the Grant Notice.

    U. PARENT shall mean any corporation (other than the Corporation) in an unbroken chain of corporations ending with the Corporation, provided each corporation in the unbroken chain (other than the Corporation) owns, at the time of the determination, stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.

    V. PERMANENT DISABILITY shall mean the inability of Optionee to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which is expected to result in death or has lasted or can be expected to last for a continuous period of twelve (12) months or more.

    W.   PLAN shall mean the Corporation's 1997 Stock Option/Stock Issuance
Plan.

    X. PLAN ADMINISTRATOR shall mean either the Board or a committee of the Board acting in its capacity as administrator of the Plan.

    Y. SERVICE shall mean the Optionee's performance of services for the Corporation (or any Parent or Subsidiary) in the capacity of an Employee, a non-employee member of the board of directors or a consultant or independent advisor.

    Z. STOCK EXCHANGE shall mean the American Stock Exchange or the New York Stock Exchange.

    AA. SUBSIDIARY shall mean any corporation (other than the Corporation) in an unbroken chain of corporations beginning with the Corporation, provided each corporation (other than the last corporation) in the unbroken chain owns, at the time of the determination, stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.